April 21, 2006

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Bowl America Incorporated
     Supplemental response letter dated March 29, 2006 regarding the Form 10-K for Fiscal Year Ended July 3, 2005
     File No. 1-07829

Dear Mr. Humphrey:

We have received your letter dated April 11, 2006, regarding your review of our
response to your March 9, 2006 letter.   Set forth below is your comment and
our response thereto.

FORM 10-K (Fiscal Year Ended July 3, 2005)
__________________________________________
July 3, 2005 Annual Report (as incorporated by reference)
________________________________________________________

Consolidated Statements of Cash Flows, page 7
_____________________________________________

1.   Comment:   We have reviewed your response to prior comment 4 with
     respect to the sale of the Silver Spring property and the purchase of the property in Henrico County, Virginia. Based on the information supplementally provided along with the disclosures in the July 3, 2005 Annual Report on Form 10-K, it appears that there are two separate monetary transactions involved. The first monetary transaction is the August 2003 sale of the Silver Spring facility for gross cash proceeds of $2,300,000 and the $2,168,117 gain recorded on the sale. As such, the fiscal 2004 financial statements should separately reflect this transaction, including the net cash proceeds of $2,280,088 within "cash" on the balance sheet and as "proceeds received on the sale of facility" within cash flows provided by investing activities in the statements of cash flows, notwithstanding that the net proceeds from the sale were deposited with an intermediary, Land America. The second monetary transaction is the February 2004 purchase of property located in Henrico County, Virginia for $1,924,073. The fiscal 2004 financial statements should separately reflect this transaction, including the purchase price of the property as "expenditures for land, buildings, and equipment" within investing activities of the statements of cash flows, and as a reduction in your "cash" account on the balance sheet. To the extent the monies are determined to be "restricted" from the time the funds were first deposited with Land America, until the subsequent purchase of the Virginia property, the interim financial statements should reflect a "restricted cash" balance. These two transactions should also be separately described in your MD&A and financial statements and related footnotes where applicable, as monetary, rather than non-monetary, transactions under GAAP. Please revise in future filings beginning with your next Quarterly Report on Form 10-Q.

     Response: In future filings beginning with our next Quarterly Report on Form 10-Q, we will, for the fiscal 2004 financial information, include the net cash proceeds of $2,280,088 from the sale of the Silver Spring property within "cash" on the balance sheet and as "proceeds received on the sale of facility" within cash flows provided by investing activities in the statements of cash flows. In future filings we will include the purchase for $1,924,073 of property in Henrico County, Virginia, as "expenditures for land, buildings, and equipment" within investing activities on the statements of cash flows, and as a reduction to "cash" account on the balance sheet. In future interim filings we will, to the extent the monies deposited from the sale of the Silver Spring facility are determined to be "restricted", from the time the funds were first deposited with Land America until the subsequent purchase of the Virginia property, reflect a "restricted cash" balance on the balance sheet. In future filings we will describe separately in our MD&A and financial statements and related footnotes where applicable these two transactions as monetary, rather than non-monetary, transactions under GAAP.

Respectfully,

Cheryl A. Dragoo
Chief Financial Officer